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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 21, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


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           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company:
     MERANT plc

2.   Name of shareholder having a major interest:
     Fidelity Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Same as above

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

     500,800 Chase Nominees for Fidelity Management and  Research   Company
     4,500  State  Street  Nominees  Ltd  for  Fidelity Management  and
     Research  Company
     74,500 State Street Nominees Ltd for Fidelity Management Trust Company 8,852,214 Clydesdale Bank (Head Office)Nominees Ltd for Fidelity Investment Services Limited
     85,600 Bankers Trust for  Fidelity  Pension  Management
     93,900 BT Globenet Nominees Ltd for Fidelity Pension Management 40,000 MSS Nominees Ltd for Fidelity Pension Management
     554,100 Clydesdale Bank (Head Office) Nominees Ltd for Fidelity International Ltd
     45,000  Mellon  Trust for  Fidelity  International  Ltd
     188,500 Nortrust  Nominees Ltd for Fidelity  International  Ltd
     530,441 RBS Trust Bank for  Fidelity  International  Ltd
     205,000  Morgan  Stanley  for Fidelity  International Ltd
     44,300 Bankers Trust for Fidelity International Ltd
     400,000 Of which 55,000 held as ADR's by Lloyds Bank Nominees Ltd for Fidelity Management and Research Company
     21,500 Held as 4,300 ADR's by Nortrust Nominees for Fidelity Management Trust Company

5.   Number of shares/amount of stock acquired:

     1,555,848

6.   Percentage of issued class:

     1.08

7.   Number of shares/amount of stock disposed:


8.   Percentage of issued class:


9.   Class of security:

     2p Ordinary

10.  Date of transaction:

     19 July 1999

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11.  Date company informed:

     21 July 1999

12.  Total holding following this notification:

     11,640,355

13.  Total percentage holding of issued class following this notification:

     8.1

14.  Contact name for queries:

     Philip Rosier

15. Contact telephone number:

     01635-565583

16.  Name of company official responsible for making notification:

     Philip Rosier

17.  Date of notification:

     21 July 1999

Additional Information:


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                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  July 21, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer